UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated July 30, 2007	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Clarifies Impact of Future Uranium Sales Volumes
Saskatoon, Saskatchewan, Canada, July 30, 2007 . . . . . . . . . . . . . . . . . . .
Cameco Corporation today provided clarification following a conference call discussion on the sales assumptions related to future realized uranium prices. While future sales levels were reduced in our assumptions about forecast realized prices, this is not expected to significantly impact our profitability.
During the call, the company provided some background information regarding the updated sales volume assumption for the 2007 to 2017 period. The sales volume assumption in the 2007 first quarter report was 35 million pounds per year for 2008 to 2017. In our 2007 second quarter report, the sales volume assumption was reduced to 30 million pounds per year to eliminate the influence of near-term spot market purchases and subsequent resale.
Cameco’s profit margin from the sale of pounds purchased on the spot market is less than other sales. Therefore, while the reduction in sales level assumption impacts our average realized prices, it is not expected to significantly impact profitability.
The sales volume assumption used in the price table included on page 19 of the second quarter report is used to calculate the average realized price under different spot price levels. We have used 30 million pounds of annual sales over the 10-year period, but our actual annual sales volume will differ depending on market conditions as well as future production and purchase levels. For example, at this time, our sales volumes are expected to average about 32 million pounds per year from 2008 to 2011. Notwithstanding the changed assumption, Cameco has not altered its long standing strategy of purchasing limited quantities of uranium in the spot market for market intelligence or when deemed attractive.
The price table is intended to show sensitivity of Cameco’s expected realized prices to changes in the spot price. As we have previously disclosed, Cameco is in the market continuously signing contracts with a mix of market-related and fixed prices. As we sign additional attractive contracts to build our long-term profitability, our sensitivity to movements in the spot price changes.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor and media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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